SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

BROOKLYN CHEESECAKE & DESSERTS COMPANY, INC.
(Name of Issuer)

Common Stock, par value $0.025 per share
(Title of Class of Securities)

114003304
(CUSIP Number)

Jeffrey Cosman 12540 Broadwell Road, Suite 1203 Milton, GA 30004 (678) 871-7457
(Name, address and telephone number of person authorized to receive notices and communications)

October 31, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 114003304	SCHEDULE 13D	Page _2_ of _4_ Pages

1	NAME OF REPORTING PERSONS Jeffrey Cosman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA USA
NUMBER OF	7	SOLE VOTING POWER 6,270,809*
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 6,270,809*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,270,809*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.9%*
14	TYPE OF REPORTING PERSON IN

CUSIP No. 114003304	SCHEDULE 13D	Page 3__ of _4_ Pages

Item 1.	Security and Issuer.

The statement (“Statement”) relates to shares of common stock, $0.025 par value per share (the “Common Stock”), of Brooklyn Cheesecake & Desserts Company, Inc., a New York corporation (the “Issuer” or the “Company”).  The principal executive office of the Issuer is located at 12540 Broadwell Road, Suite 1203, Milton, GA 30004.

Item 2.	Identity and Background.

The Statement is being filed by Jeffrey S. Cosman (“Mr. Cosman”).  Mr. Cosman is the Chief Executive Officer and a director of the Company with an address at c/o Brooklyn Cheesecake & Desserts Company, Inc. 12540 Broadwell Road, Suite 1203, Milton, GA 30004.

During the last five years Mr. Cosman has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

Mr. Cosman acquired the reported 6,270,809 shares (the “Shares”) of the Company’s common stock as follows:

On October 31, 2014, in accordance with the closing of that certain membership purchase agreement dated October 17, 2014 (the “Purchase Agreement”) disclosed in the Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 22, 2014 and November 5, 2014, 2,448,000 shares of the common stock of the Issuer were issued to Mr. Cosman

On October 31, 2014, in accordance with the closing of the Purchase Agreement, 3,822,809 shares of the common stock of the Company were issued to Here to Serve Holding Corp. Mr. Cosman is the Chief Executive Officer and director of Here to Serve Holding Corp. and, accordingly, has sole voting power and sole dispositive power over such 3,822,809 shares.

Item 4.	Purpose of the Transaction.

Except in connection with the closing of the Purchase Agreement and in accordance with the terms and conditions thereof, Mr. Cosman does not have any current plans or proposals which relate to or would result in: (a) the acquisition by Mr. Cosman of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Cosman beneficially owns 6,270,809 shares of the issued and outstanding common stock of the Company. Such amount represents 62.9% of the total issued and outstanding shares of the Company’s common stock as of the date hereof.

(b) Mr. Cosman holds sole voting and dispositive power over the Shares as issued to him.

(c) Other than disclosed below, there were no transactions by Mr. Cosman in the Issuer’s Common Stock during the last 60 days:

None

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Cosman; however, the Shares owned by Here to Serve Holding Corp. will subsequently be distributed to such company’s shareholders.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Mr. Cosman, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Cosman and/or any other person, with respect to any securities of the Company.

Item 7.	Material to be filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2014	By: Jeffrey Cosman
Jeffrey Cosman